

MAIL STOP 3561

October 28, 2008

Mr. Michael Rayden
Chief Executive Officer
Tween Brands, Inc.
8323 Walton Parkway
New Albany, OH 43054

> **Re:** **Tween Brands, Inc.**
> **Form 10-K**
> **Filed March 28, 2008**
> **File No. 001-14987**
> **Schedule 14A**
> **Filed April 11, 2008**

Dear Mr. Rayden:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

John Reynolds
Assistant Director

Cc: Rolando de Aguiar